August 16, 2023

Ms. Madeleine Mateo and Ms. Jennifer Angelini

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Cboe Global Markets, Inc.
Form 10-K for fiscal year ended December 31, 2022
Filed February 17, 2023
File No. 001-34774

Dear Ms. Mateo and Ms. Angelini:

On behalf of Cboe Global Markets, Inc. (the “Company”), this letter is submitted in response to the comments contained in the letter dated August 3, 2023 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 10-K”). Each of your comments is set forth below, followed by the Company’s response.

Form 10-K filed February 17, 2023

General

1.

We note that you provided more expansive disclosure in your 2023 ESG Report (“ESG Report”) than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG Report.

Company Response:

The Company regularly evaluates climate-related topics and trends in order to identify those topics that are either quantitatively or qualitatively material which would require disclosure within the Company’s Securities and Exchange Commission (“SEC”) filings. Further, the Company’s approach to public reporting on environmental, social, and governance issues differs between the Company’s SEC filings and its annual ESG reports due to the unique reporting requirements and interests of the Company’s stakeholders concerned with the sustainability of the Company. From the perspective of the Company’s SEC filings, the Company believes current or prospective investors make up the primary audience. The SEC filings have unique disclosure rules and materiality standards that apply to those filings and the Company’s consolidated financial results are such that they create a high quantitative threshold of materiality. As a result, the Company’s disclosures regarding ESG within its SEC filings tend to be relatively limited as compared to the voluntary ESG reports. When the Company evaluated its climate-related items from the 2022 ESG report, it was determined that these items did not meet or exceed the threshold for inclusion within the 2022 10-K and the Company’s other SEC filings. Additionally, the Company plans to evaluate its climate-related items from the 2023 ESG report to determine whether they are material for the upcoming 2023 Form 10-K (“2023 10-K”), but the Company does not currently expect these items to meet or exceed the threshold for inclusion within the 2023 10-K or the Company’s other SEC filings. The Company’s ESG reports are designed to provide certain information to a wider range of stakeholders, including, but not limited to customers, current and prospective employees, and suppliers. As a result, the ESG reports may include disclosures regardless of the materiality to the Company’s business and financial results, meaning the ESG reports provide more detailed data and information gathered and disclosed on a best efforts basis and subject to availability of information. The 2022 ESG report’s more detailed data and information includes, but is not limited to,

433 West Van Buren Street    ›    Chicago, IL 60607    ›    cboe.com

environmental metrics, a 3-year breakdown of Scope 1 and 2 emissions, and energy, water, and waste consumption. The Company concluded that this information was not material when considered for inclusion within the Company’s 2022 10-K. The 2023 ESG report’s more detailed data and information additionally includes, but is not limited to, a 4-year breakdown of Scope 1, 2, and certain Scope 3 emissions, and the Company’s plans to reduce Scope 1, 2, and certain Scope 3 emissions. The Company plans to evaluate this information to determine whether it is material for inclusion within the Company’s 2023 10-K, but the Company does not currently expect this information to meet or exceed the threshold for inclusion within the 2023 10-K.

Finally, the Company included navigation in the 2022 10-K to, but did not incorporate by reference, the ESG section of the Company’s website, where a comprehensive overview of the Company’s environmental, social, and governance initiatives is provided. As a result of the increasing awareness of climate change, the Company will continue to monitor new regulations from the SEC and other rule-making bodies to determine whether further disclosure is necessary in future SEC filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

2.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources;

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and

•	potential climate-related opportunities, such as developing ESG-related indices and products.

Company Response:

The Company reviewed the applicable disclosure standards in preparation of the Company’s 2022 10-K and concluded that indirect consequences of climate-related regulation or business trends, including the items highlighted below, have not been materially impactful to the Company’s business, financial condition, or results of operations and are not expected to have a material impact to the Company on a go-forward basis.

As the world’s leading derivatives and securities exchange network, the Company delivers cutting-edge trading, clearing and investment solutions to people around the world. The Company primarily provides trading solutions and products in multiple asset classes, including equities, derivatives, and FX, across North America, Europe, and Asia Pacific, however these asset classes generally do not involve the manufacture or sale of physical products or the delivery of services that directly produce significant greenhouse gas emissions. As such, the Company is generally not at material risk to experience indirect consequences of climate-related regulation or business trends, such as decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, increased demand for goods that result in lower emissions than competing products, increased competition to develop innovative new products that result in lower emissions, increased demand for generation and transmission of energy from alternative energy sources, or reputational risks resulting from operations or products that produce greenhouse gas emissions. However, although not material to the Company’s business, financial condition, or results of operations, the Company understands it has potential climate-related opportunities, including, but not limited to, exchange-traded products, such as ESG-themed ETFs, the development of ESG-themed indices, and the development of ESG-themed derivatives products.

Although the Company has concluded that indirect consequences of climate-related regulation or business trends have not been materially impactful to the Company’s business, financial condition, or results of operations and are not expected to have a material impact to the Company on a go-forward basis, as noted within the Company’s 2023 ESG report, the Company has joined the Net Zero Financial Services Providers Alliance as a demonstration of the Company’s commitment to supporting the global transition to a low carbon future. The Company is in the early stages of its commitment to net zero emissions by 2050 and has not incurred related costs that the Company deemed material during the year ended December 31, 2022.

The Company plans to continue to assess materiality of climate-related regulation or business trends in preparation of its SEC filings and expects to disclose any applicable material consequences of climate-related regulation or business trends as they become material, resulting in a required disclosure, or if the Company determines any additional disclosure is necessary.

3.

We note your ESG Report identifies physical climate risks for your largest offices and data centers as a potential climate-related risk. Please discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations and weather-related impacts on the cost or availability of insurance. Include quantitative information for each of the periods covered by your most recent Form 10-K and explain whether increased amounts are expected in future periods. In addition, please discuss the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

Company Response:

The Company reviewed the applicable disclosure standards while preparing the 2022 10-K and determined that the physical effects of climate change did not result in a material impact to the Company’s operations and results during the periods covered by the 2022 10-K. Further, these potential physical effects are not expected to materially impact the business, financial condition, or results of operations of the Company going forward. The Company plans to continue to assess materiality of the physical effects of climate change on the Company’s operations and results in preparation of its SEC filings and expects to disclose any applicable material consequences of the physical effects of climate change as they become material, resulting in a required disclosure, or if the Company determines any additional disclosure is necessary.

The Company’s technology has not been materially impacted by weather-related events, such as Hurricane Sandy. However, the Company experienced two events which caused physical damage which necessitated incurring remediation expenses during 2022. First, the Cboe Volatility Index (VIX) pit on the Company’s trading floor was temporarily closed due to water damage sustained from a burst pipe above the trading floor in December 2022 potentially due to cold weather. Second, the Company experienced a flooding event in its Lenexa office in July 2022 from a burst underground pipe which the Company determined was most likely not weather-related. The total damages and expenses to remediate these floods totaled approximately $1.0M, which were not material to necessitate specific disclosures within the Company’s SEC filings.

However, the Company disclosed in its 2022 10-K Risk Factors section on pages 40, 42, and 43, as similarly noted in the 2023 ESG report, that (i) the Company is heavily dependent on technology, including third-party data centers and third-party cloud service providers, which may be unavailable, as a result of a number of potential causes, including technical failure, natural disasters, and extreme weather events, and that (ii) the Company’s global operations may face certain risks related to natural disasters and extreme weather events.

Further, the Company does not believe that it has experienced any material impact to its insurance costs or to the availability of insurance as a result of weather-related factors. The Company’s total property insurance premiums were less than 0.1% of total operating expenses in each fiscal year 2022, 2021, and 2020, an amount that the Company does not consider material. The Company notes that property insurance premiums increased more than 50% from 2021 to 2022. The Company believes the increases were due to broader macroeconomic factors in the insurance industry, including rising expenses as a result of weather-related incidents and increased repair and replacement costs. While the Company’s property insurance premiums have increased over time, the Company does not anticipate weather-related factors to materially impact the Company’s ability to obtain property insurance coverage or to increase at such a rate that would materially impact the Company’s financial results.

The Company acknowledges the potential that its customers, such as trading firms, may be impacted by weather-related events, such as power outages or flooding, and as the Company and its customers are heavily dependent on technology, this could impact the customers’ ability to carry out transactions on the Company’s marketplaces. However, the Company is not aware of any weather-related impacts that have materially affected any of the Company’s major customers or suppliers and it does not expect to be materially affected by weather-related impacts to its major customers or suppliers, nevertheless, as noted above, the Company has disclosed potential risks related to potential weather-related impacts.

4.

You reference the purchase of carbon offsets and Renewable Energy Certificates or RECs in your ESG Report. Please provide disclosure about these purchases and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.

Company Response:

The Company reviewed the applicable disclosure standards while preparing the 2022 10-K and determined that the purchase of (i) Renewable Energy Certificates (“RECs”) to reduce emissions from the Company’s purchased energy in facilities and (ii) carbon offsets to support projects that reduce global greenhouse gas emissions were not considered material to the Company’s consolidated financial condition and results of operations for the periods covered by the 2022 10-K.

The Company spent approximately $120,000, $80,000, and $0 on carbon credits in 2022, 2021, and 2020, respectively, which represents less than 0.1% of total operating expenses in each fiscal year 2022, 2021, and 2020. The Company expects these purchases to continue into future periods and has budgeted $500,000 for 2023 for potential additional carbon credits, RECs, or other relevant projects, which represents less than 0.1% of budgeted operating expenses in 2023, and they are not expected to materially impact the business, financial condition, or results of the operations of the Company going forward. Separately, for a subset of the Company’s energy demand, the Company purchased energy that also included RECs. The combined cost of energy consumption/RECs for these purchases was approximately $110,000 in 2022. Similar costs are expected in 2023.

The Company plans to continue to assess materiality of these purchases on the Company’s operations and results in preparation of its SEC filings and expects to disclose any applicable purchases if they become material, resulting in a required disclosure, or if the Company determines any additional disclosure is necessary.

The Company acknowledges its responsibility for the accuracy and adequacy of its disclosures. If you have any questions or would like to discuss this response, please contact the undersigned at 312-786-7215 or by email at jgriebenow@cboe.com.

Sincerely,

Cboe Global Markets, Inc.

By:	/s/ Jill M. Griebenow
Jill M. Griebenow
Executive Vice President, Chief Financial Officer, Treasurer and Chief Accounting Officer